

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 17, 2016

Via E-mail
Paul Mathieson
Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave, Suite E-13
Las Vegas, NV 89103

> **Re: IEG Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed January 25, 2016**
> **File No. 333-209116**

Dear Mr. Mathieson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please disclose whether investors purchasing in your offering may have their shares cashed-out following your planned reverse and forward stock splits.

Risk Factors, page 7

2.   Please add a risk factor that the computation of the fair value of the per-share cash-out price following your reverse and forward stock splits may be less than the amount paid by investors in this offering. In this regard we note your disclosure that the market price of your common stock is highly volatile and that your stock appears to be thinly traded.

Dilution, page 22

3.   We note there have been multiple issuances of your common shares since September 30, 2015. Please update your disclosure as of a more recent date.

4.   We note that your disclosure assumes that you will sell all 1,000,000 shares of common stock. As your offering is made on a no-minimum, best-efforts basis, please revise to provide your dilution disclosure in ranges of possible sales (e.g., 25% and 50%, to supplement the current 100% presentation).

5.   We note that your outstanding Series A preferred stock may convert at any time into 32 million shares of common stock. Please add a footnote to separately disclose dilution assuming the conversion of your currently outstanding preferred shares.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-31

6.   Please explain or revise the apparent discrepancies between your disclosures here and your Statement of Stockholders' Equity for the Years Ended December 31, 2014 and 2013, as well as for the Period from January 1, 2014 through September 30, 2015. For example:

- Your disclosure on page II-31 suggests that you issued either 8,852,851 or 6,767,910 shares of common stock in unregistered transactions in calendar year 2013. However, your Statement of Stockholders' Equity for the Years Ended December 31, 2014 and 2013 on page F-5 discloses that 6,842,757 shares of common stock were issued in the same time period.
- Please address the issuance of 250,000 Series G preferred shares to Mr. Bruce Merivale-Austin, including the consideration paid.

Exhibit Index

7.   Please file your subscription agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Laura Anthony, Esq.